United States securities and exchange commission logo





                           June 23, 2023

       Andrew Freedman
       Partner
       Olshan Frome Wolosky LLP
       1325 Avenue of the Americas
       New York, New York 10019

                                                        Re: Diversified
Healthcare Trust
                                                            PRRN14A field June
23, 2023
                                                            Filed by Flat
Footed LLC and Marc Andersen
                                                            SEC File No.
001-15319

       Dear Andrew Freedman:

              We have reviewed your revised filing and accompanying response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       PRRN14A filed June 23, 2023

       General

   1. We note your response to comment three in our last comment letter dated June 21, 2023.
                                                        Please advise when Flat
Footed will amend its Schedule 13D to address this comment and the new disclosure you
have added in the proxy statement.
   2. We note your response to comment five in our June 21, 2023 comment letter. We have considered your
response and while we do not necessarily agree with your analysis or conclusion, we will not
comment further at this time.
 Andrew Freedman
Olshan Frome Wolosky LLP
June 23, 2023
Page 2

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Christina Chalk at (202) 551-3263.



FirstName LastNameAndrew Freedman                            Sincerely,
Comapany NameOlshan Frome Wolosky LLP
                                                             Division of
Corporation Finance
June 23, 2023 Page 2                                         Office of Mergers
& Acquisitions
FirstName LastName